At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposals:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Equity Funds II, Inc. on behalf of:

                                                  For            Against
     Strong Multi Cap Value Fund             4,771,912.758     208,796.324

                                               Abstain       Broker non-votes
     Strong Multi Cap Value Fund              64,448.035           0.000